EXHIBIT 12.1

Hecla Mining Company

Fixed Charge and Preferred Dividend Coverage Ratio Calculation

For the Years Ended December 31, 2006, 2005, 2004, 2003, 2002,

And Six Months Ended June 30, 2007

	6 Months June 30, 2007	2006	2005	2004	2003	2002
Net income (loss) before income taxes and cumulative effect of change in accounting principle	$31,326	$61,821	($24,700)	($3,343)	($5,871)	$7,945

Fixed charges:
Interest portion of rentals	178	610	437	195	231	179
Total interest costs	443	608	225	500	1,407	1,816
Total fixed charges	621	1,218	662	695	1,638	1,995

Total earnings	$31,947	$63,039	($24,038)	($2,648)	($4,233)	$9,940

Preferred stock dividend requirements	$276	$552	$552	$11,602	$12,154	$23,253

Ratio of pre-tax income to net income	0.96	0.89	1.03	1.83	1.21	0.73

Preferred stock dividend factor	$276	$552	$567	$21,288	$14,673	$23,253

Ratio of earnings to fixed charges	51.4	51.8	(na)	(na)	(na)	5.0

Ratio of earnings to fixed charges and preferred dividends	35.6	35.6	(na)	(na)	(na)	(na)

Coverage deficit:
On fixed charges	$0	$0	$24,700	$3,343	$5,871	$0
On fixed charges and preferred dividends	0	0	25,267	24,631	20,544	15,308